Exhibit 1

NEWS For Release: IMMEDIATE

Hadera Paper Ltd.
Approval of the Engagement of the Company with Clal Insurance Company Ltd.

Hadera, Israel, November 16, 2011 - Hadera Paper Ltd. (AMEX:AIP) (the “Company” or “Hadera Paper”) announced that in a meeting of the Board of Directors and the Audit Committee of the Company dated November 15, 2011 the following resolutions were made, inter alia:

Approval of the engagement of the Company with Clal Insurance Company Ltd., a company indirectly owned by the controlling shareholder of the Company, for the purchase of insurance policy for the Company's Senior Officers and Directors, to also include directors who are controlling shareholders or related thereto, in accordance with Regulation 1b(5) of the Companies Regulations (Concessions in Transactions with Interested Parties), 2000. The scope of coverage of the policy totals ten (10) million dollars per claim and in total for the term of the insurance, with the addition of two (2) million dollars per claim and in total for the term of the insurance on account of legal expenses in Israel only. The term of the policy will be from December 1, 2011 through May 31, 2013 (a period of 18 months). The premium is in the amount of seventy nine thousand and five hundred US dollars ($79,500) for the entire term of the said policy, i.e. 18 months. We note that this engagement regarding all of the directors of the Company (including directors who are controlling shareholders of the Company or are related thereto), will be submitted for the approval of the extraordinary general meeting of the Company in the near future, regarding whose convening the Company will publish an immediate report, as required by law.

The Audit Committee and Board of Directors of the Company have stated that the policy is under market conditions, in accordance with the standards in such transactions. To the best of the Company's knowledge, the insuring company is a company possessing considerable expertise and experience in the area of Officers' Liability Insurance. The conditions of the insurance policy, including the extension of the scope of insurance coverage in relation to the preceding years, as well as the annual premium, were determined after examining the market conditions and after conducting negotiations with the insurer and while consulting with and obtaining the recommendation of the Company's insurance consultants. The proposed scope of the policy and the premium paid thereupon are reasonable when taking into consideration, inter alia, the volume of the Company operations and the responsibility and liability of the directors and senior officers at the Company.

In the opinion of the Audit Committee and Board of Directors of the Company the engagement of the Company in the Directors' senior Officers' Liability Insurance policy is in the best interest of the Company, since it stands to contribute to ensuring that the Directors and other Officers will fulfill their positions appropriately, while taking into consideration the risks associated there with, that are expanding as years go by, inter alia, on account of the increase in the business complexity of the Company and the relevant regulatory applied. The Audit Committee and Board of Directors of the Company believe that the purchase of said insurance falls under the normal course of business of companies such as the Company. Furthermore, the Audit Committee and Board of Directors have determined that the proposed transaction is not an extraordinary transaction, as defined in the Companies Law, 1999.

The Audit Committee and Board of Directors of the Company have confirmed that since the terms of the engagement in relation to the purchase of the insurance policy regarding directors who are controlling shareholders or are related thereto, are identical to the terms of the engagement pertaining to other senior officers of the Company, and seeing as the engagement was made under market conditions and will not materially affect the profitability of the Company, its assets or liabilities as aforesaid, then the condition appearing in Regulation 1b(5) to the Company Regulations (Concessions in Transactions with Interested Parties), 2000, is actually being met.

Contact:
Yael Nevo, Adv.
Corporate Secretary and Legal Counsel
Hadera Paper Ltd. Group
Tel:+972-4-6349408
YaelN@hadera-paper.co.il